                                         Filing by Delaware Group Equity Funds V
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                               Subject Company: Lincoln National
                                               Convertible Securities Fund, Inc.
                                                   Commission File No. 811-04659

[DELAWARE INVESTMENTS LOGO]
                                                              2005 Market Street
                                                     Philadelphia, PA 19103-7094

FOR IMMEDIATE RELEASE
Contact: Christina Ward                     Priscilla Brown
Corporate Communications                    Investor Relations
Delaware Investments                        Lincoln Financial Group
215.255.1388                                215.448.1422
cward@delinvest.com

               LINCOLN NATIONAL CONVERTIBLE SECURITIES FUND, INC.
                    ANNOUNCES APPROVAL OF PLAN OF ACQUISITION

PHILADELPHIA, June 16, 2005-- Lincoln National Convertible Securities Fund, Inc.
(NYSE: LNV) (the "Fund") announced the final results of voting at the reconvened
Special Meeting of Shareholders held today. Shareholders of the Fund approved an
Agreement and Plan of Acquisition (the "Plan of Acquisition") that provides for:
(i) the acquisition of  substantially  all of the assets of the Fund by Delaware
Dividend  Income Fund ("Dividend  Income Fund"),  an open-end series of Delaware
Group Equity  Funds V, in exchange  for Class A shares of Dividend  Income Fund;
(ii) the pro rata  distribution  of such  shares to the Fund's  shareholders  in exchange for their shares of the Fund; and (iii) the subsequent  liquidation and dissolution of the Fund.

The transaction, which is expected to be a tax-free reorganization, is currently anticipated to become effective after the close of trading on June 24, 2005 (the
"Closing  Date").  As set forth in the Plan of Acquisition,  shareholders of the
Fund will  receive  Class A shares  of  Dividend  Income  Fund  having  the same aggregate  net asset value as their  shares of the Fund.  The exchange of shares will be based on each  fund's net asset  value per share  determined  as of 4:00
p.m.  Eastern time on the Closing  Date.  For the three months after the Closing
Date,  former  Fund  shareholders  who redeem  shares of  Dividend  Income  Fund received in connection with the transaction will pay a 2% redemption fee.

The Fund is a closed-end,  diversified  investment management company managed by
Delaware Management Company. Delaware Management Company is a series of Delaware
Management  Business  Trust,  a wholly  owned  subsidiary  of  Lincoln  National
Corporation.  The Fund's  primary  objective is to provide a high level of total return through a combination of capital  appreciation and current income.  As of
June 15, 2005, the Fund had total assets of approximately $85.2 million.

                                    -- 30 --

Delaware  Investments  is the marketing name for Delaware  Management  Holdings,
Inc. and its subsidiaries.

www.delawareinvestments.com